

VRB Power Systems
INCORPORATED

May 8, 2003



Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

Dear Sirs:

Re: ***VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp)***
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB Power's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,
VRB Power Systems Inc.

Susan L. Wilson,
Legal Assistant

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

34688



VRB Power Systems
INCORPORATED

03 MAY 20 AM 7:21

News Release
For Immediate Release

INVESTOR RELATIONS CONTRACT / MANAGEMENT CHANGES

Vancouver, B.C., April 7, 2003 – VRB Power Systems Inc. ("VRB Power") is pleased to announce that Global Link Capital Corporation, a B.C based promotion and finance group have been hired to provide Investor Relation services for the company. Global Link has 12 years of junior market experience and has raised multiple millions of dollars in corporate financings. The term of the agreement is for 6 months and includes compensation of $5,000 per month and 300,000 stock options priced at .10 per share. Both the agreement and issuance of options are subject to regulatory approval.

As announced previously, full power testing of phase 1 of the Moab installation is now ready to commence and will continue throughout this week and further as required. Results of the testing will be announced upon completion.

Don Nicholson will be stepping down as President and CEO of VRB Power Systems Inc. to facilitate the implementation of new senior management. The company has identified and is currently arranging for the first member of which will be a technical, strategically oriented and driven management team with the capacity to take VRB Power Systems forward aggressively into the energy storage and power quality markets. More details and descriptions will follow. Don Nicholson will assume the position of Chairman of the Board of Directors of VRB Power and remain as Managing Director of it's subsidiary, Pinnacle VRB Ltd. Don Nicholson will maintain an active role within both companies as a director and consultant to operations with specific emphasis on special projects relating to the global initiatives of VRB Power. Vince Sorace will be appointed as interim President while the transition in Management occurs.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load levelling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Global Link Capital Corporation at 604-250-8766
VRB Power Systems Inc at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

34688



News Release
For Immediate Release

REFILED SCHEDULES C / MOAB UPDATE / OPTIONS GRANTED

Vancouver, B.C. (April 17, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce that it has today submitted amended Schedules C, Management Discussion and Analysis, for the periods ended June 30, 2002 and December 31, 2002, for filing with the regulatory authorities. These revised documents include an expanded discussion of the results of the operations of the Company and material expenditures incurred.

Testing of the VRB/ESS for the Moab installation has been underway for one week and will continue throughout next week. Results will follow by way of announcement.

The company also wishes to announce the granting of 250,000 incentive stock options to Timothy Hennessy and 300,000 incentive stock options to Vince Sorace at a price of .10 per share pursuant to the companies stock option plan and subject to regulatory approval.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load levelling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Global Link Capital Corp. at 250-8766
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

34688



VRB Power Systems
INCORPORATED

News Release
For Immediate Release

VRB POWER FILES LAWSUIT AGAINST TELEPOWER AUSTRALIA

Vancouver, B.C. (April 28, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce that it has filed a Defence and Counterclaim against Telepower Australia in the Supreme Court of Victoria at Melbourne, Australia. VRB Power had engaged Telepower as its technical consultant to design, engineer and construct a VRB/ESS system in Moab, Utah.

In September 2002, with the project already significantly behind schedule and over budget, Telepower left the site and refused to return. After unsuccessfully attempting to negotiate with Telepower for its return to the site, VRB Power was forced to engage another consulting firm to complete the project, which has required substantial re-design and re-engineering and correctional work to replace and repair substantial portions of the system.

VRB Power is claiming specific damages caused by Telepower estimated at this stage to be US$1,526,000 and other damages under common law and under the Australian Trade Practices Act yet to be quantified.

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load levelling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Global Link Capital Corp. at 250-8766
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

34688



VRB Power Systems
INCORPORATED

News Release
For Immediate Release

PACIFICORP VRB/ESS - TESTING RESULTS

Vancouver, B.C. (May 6, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the successful completion of the first phase testing of the VRB Energy Storage System ("VRB/ESS") being installed in Moab, Utah. This is the first demonstration of the VRB flow battery technology in the USA and is a project that has taken place without any federal or state funding.

The system consists of a 250kW X 8h energy storage module connected to a 25kV rural feeder providing voltage support and power flow control. The advantages of the VRB/ESS system are its low environmental impact, small footprint, high efficiency, its sophisticated power electronics control system and its unique ability to be charged and discharged repeatedly for over ten thousand cycles. The ratio between its charge and discharge durations are also unique and very well suited to wind farm applications such as the one currently being installed in Tasmania.

During this first of two phases, the VRB/ESS has been successfully charged and discharged over 20 full cycles totalling over 2500kWh and including multiple reactive power (VAR) injections of up to 250kVar. These tests were implemented live – taking and supplying power to the grid. The PLC Control system was successfully demonstrated to control and communicate with all sub-systems including the power electronics converter, the flow battery and the Pacificorp SCADA (Supervisory Control And Data Acquisition). The forecasted efficiencies for phase 1 testing were achieved and the cell stacks performed in accordance with charge and discharge specifications.

The second phase of completion, through the implementation of new tanks and piping layouts, will optimize the operation and performance of the system and the additional electrolyte will be added to extend the capacity to its full rating of 8 hours. Completion of phase two is expected in the coming months, and a specific update regarding this schedule will follow by way of announcement.

Mr. Brad Williams, PacifiCorp's Director of Asset Management and sponsor of the project has said "The progress is a very promising demonstration of the technology, well in line with expectations. We are confident that we will soon see the benefits of the VRB/ESS in terms of voltage support and power improvements to the benefit of our customers in the area. It opens up many exciting possibilities for us and demonstrates PacifiCorp's continued commitment to our customers and for the environment".

The installation is in an environmentally sensitive area of national parks in southern Utah, and the VRB installation is unobtrusive and flexible. In due course it is the intention to relocate the system to other capacity constrained areas within the PacifiCorp territory.

PacifiCorp (NYSE: SPI) provides reliable, efficient electrical service to more than 1.5 million customers. PacifiCorp operates as Pacific Power in Oregon, Wyoming, Washington and California; and as Utah Power in Utah and Idaho. As one of the lowest-cost electricity producers in the United States, PacifiCorp generates about 8,000 megawatts of energy from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power. The company's new plan seeks to add 1,400 MW of renewable resources,

including new wind, into its generation portfolio during the next 10 years. PacifiCorp's green pricing program is ranked third in the nation for customer participation by the U.S. Department of Energy. (http://www.pacificorp.com and http://www.scottishpower.com)

Based in Vancouver, B.C., VRB Power is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System. ("VRB/ESS"). The VRB/ESS is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load levelling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The VRB/ESS has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

For further information please contact:
Global Link Capital Corp. at 604-250-8766
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

34688


TSX
TSX venture
EXCHANGE

REVISED FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB Power Systems Inc. (the "Issuer").

Month in which stock options have been granted or amended:

April 2003.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exer-cise Price	Expiry Date
Global Link Capital Corp.	Apr. 7/03	Consultant	Apr. 7/03	300,000	$0.10	Oct. 7/03

Total number of optioned shares proposed for acceptance 300,000

- Date shareholder approval was obtained for the Stock Option Plan: December 20, 2002
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 5,477

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ____________________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated: May 13, 2003

Gavin Cooper, Chief Financial Officer



Signature

CHIEF FINANCIAL OFFICER.

Official Capacity

34688

BC FORM 45-902F (Formerly Form 20)
Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   VRB Power Systems Inc.
   Suite 1645, 701 West Georgia Street
   Vancouver, BC V7Y 1C6
   Tel: 604-697-8820
   Fax: 604-681-4923

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   British Columbia, Alberta, Ontario

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange – VRB
   OTC Pink Sheets – VTTCF
   Frankfurt Exchange - VNK

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   300,000 Common Share Stock Options with a exercise price of $0.10 and an expiry date of October 7, 2003.

   550,000 Common Share Stock Options with a exercise price of $0.10 and an expiry date of April 17, 2008.

   Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities optioned	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Global Link Capital Corp. Vancouver, BC	300,000 Options	April 7, 2003	$0.10	Part 3 of MT 45-103	4 months

Tim Hennessy Portland, OR	250,000	April 17, 2003	$0.10	BC I 45-507	4 months
Vince Sorace, Vancouver, BC	300,000	April 17, 2003	$0.10	Section 74(2)(9) of the Securities Act	4 months

5. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	**Telephone number and e-mail address of purchaser**	**Type of security and number purchased**	**Exemption relied on**
See attached Schedule.			

6. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   Not applicable.

7. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services. If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

   Not Applicable

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 1st day of May, 2003.
VRB Power Systems Inc.



Gavin Cooper, Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE TO FORM 45-902F

8. Disclosure required by item 6 of the Form 45-902F.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number optioned	Exemption relied on
Vince Sorace 112 – 1288 Marinaside Cr. Vancouver, BC V6Z 2W5	604-697-8826	300,000	Section 74(2)(9) of the Securities Act
Tim Hennessy 9902 NW Engleman Street Portland, Oregon 97229	503-291-1710	250,000	BC I 45-507
Global Link Capital Corp. Suite 920 – 800 W. Pender Vancouver, BC V6C 2V6	604-319-3115	300,000	Part 3 of MT 45-103